Exhibit 99.1

Cheche Announces Appointment of Executive Officers

BEIJING, China – February 28, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche”, “the Company” or “we”), China’s leading auto insurance technology platform, today announced the appointment of two executive officers.

The board of directors of the Company has appointed Ms. Wenting Ji as the chief financial officer of the Company and Ms. Yanjun Liu as the chief operating officer of the Company, both effective from February 28, 2024.

Prior to joining the Company, Ms. Wenting Ji served as the chief financial officer of Xiaoyezi Music Technology Group from July 2022 to August 2023. Prior to that, Ms. Ji served as the chief financial officer of Quhuo Limited (Nasdaq: QH) from January 2019 to July 2022 and as a director of Quhuo Limited from June 2021 to July 2022. Ms. Ji also held the position of chief financial officer at Delsk Group from July 2017 to December 2018 and served as the vice president of finance at Yoyi Digital from January 2012 to July 2017. From May 2007 to January 2012, Ms. Ji served as the financial reporting director at Fang Holdings Limited (NYSE: SFUN). Ms. Ji received a bachelor’s and a master’s degree in economics from Nankai University in 1996 and 1999, respectively. Ms. Ji has been a member of the Chinese Institute of Certified Public Accountants since 2005 and a member of the Association of Chartered Certified Accountants since 2007.

Ms. Yanjun Liu has served as a vice president of the Company since joining Cheche in 2018. Previously, Ms. Liu served as the finance director of Dayanghuida Science and Technology (Beijing) Co., Ltd. from 2014 to 2018; as the assistant finance general manager of Anbang Insurance Group Co., Ltd. from 2009 to 2014; and as the financial accountant at the branch office of Shanxi Guoxing Energy Co., Ltd. from 2004 to 2009. Ms. Liu received her bachelor’s degree in accounting from Beijing Jiaotong University in 2004.

Mr. Lei Zhang, Founder, Co-Chief Executive Officer, and Chairman of the Company, stated, “We are delighted to have Ms. Ji and Ms. Liu join our senior management team. Ms. Ji is a skilled and dynamic financial executive well equipped to drive results and help us realize our long-term vision. Ms. Liu’s business experience and strategic acumen will be an asset as she further develops our go-to-market teams and works to scale our business operations. I look forward to working with them to advance our strategic roadmap and create value for our partners and shareholders.”

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 30 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimations, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185